UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: 9 September 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

This Form 6-K consists of the legal opinion which appears below.
[LETTERHEAD OF SULLIVAN & CROMWELL LLP]
September 9, 2011
UBS AG,
Bahnhofstrasse 45,
CH-8098 Zurich,
Switzerland.
Ladies and Gentlemen:
We are acting as United States counsel to UBS AG, a corporation organized under the laws of Switzerland (the “Company”), in connection with the issuance and delivery of the debt securities identified in Annex A to this letter (the “Notes”). The Company filed with the U.S. Securities and Exchange Commission, on January 13, 2009, a registration statement on Form F-3ASR (File No. 333-156695) (the “Registration Statement”) under the U.S. Securities Act of 1933 (the “Act”) relating to the proposed offer and sale of an unspecified principal amount of the Company’s senior, unsecured debt securities, including the Notes. The Notes are being issued under an indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (as so amended and supplemented, the “Indenture”), between the Company and U.S. Bank Trust National Association, as trustee (the “Trustee”).
In rendering this opinion, we have examined the following documents:
1.	The Indenture.

2.	Certificates of officers of the Company with respect to the authorization of the Notes, the determination of the terms of the Notes and related matters.

3.	A specimen of the Notes.
We also have examined such questions of law as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion, the Notes constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. In rendering the foregoing opinion, we have assumed, without independent verification, that (1) the Company has been duly incorporated and is an existing corporation in good standing (to the extent applicable) under the laws of Switzerland, (2) the Indenture and the Notes have been duly authorized, executed and delivered by the Company insofar as the laws of Switzerland are concerned and (3) none of the entry into the Indenture by the Company, the issuance of the Notes by the Company, or the performance by the Company of its obligations under the Indenture and the Notes, violates or conflicts with any applicable Swiss law.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in the Registration Statement or any related prospectus or other offering material regarding the Company or the Notes or their offering and sale.
We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed, without independent verification, that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Notes conform to the specimen thereof examined by us, that the Trustee’s certificate of authentication of the Notes has been manually signed by one of the Trustee’s authorized officers, that the Notes have been delivered against payment as contemplated in the Registration Statement and that the signatures on all documents examined by us are genuine.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP

Annex A

	Original Principal
Title of Note	Amount	Date of Issue
UBS AG Callable Step-Up Fixed Rate Notes due September 9, 2026	$4,085,000	September 9, 2011

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Numbers 333-156695 and 333-156695-01 to -17).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Kiye Sakai

		Name:	Kiye Sakai
		Title:	Executive Director

	By:	/s/ Sarah Starkweather

		Name:	Sarah Starkweather
		Title:	Director

Date: 9 September, 2011